Exhibit 99.1

Bright Scholar Sets Record Date for Dissemination of Transaction Statement for “Going Private” Transaction

CAMBRIDGE, England and FOSHAN, China, Nov. 20, 2025 /PRNewswire/ — Bright Scholar Education Holdings Limited (“Bright Scholar” or the “Company”) (NYSE: BEDU), a global premier education service company, today announced that it has set November 18, 2025 as the record date for the dissemination of Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, the “Schedule 13E-3”) in connection with a previously announced “going private” transaction contemplated under an Agreement and Plan of Merger (the “Merger Agreement”) the Company entered into with Excellence Education Investment Limited (“Parent”) and Bright Education Mergersub Limited (“Merger Sub”), a wholly owned subsidiary of Parent, on October 13, 2025.

Record holders of the Company’s Class A ordinary shares (including Class A ordinary shares represented by American depositary shares of the Company (each, an “ADS”)) and Class B ordinary shares will each receive a copy of the Schedule 13E-3 and the final form of the Plan of Merger (the “Plan of Merger”) with respect to the merger contemplated by the Merger Agreement. The Schedule 13E-3 and the Merger Agreement are available on the Company’s website at https://ir.brightscholar.com and on the U.S. Securities and Exchange Commission’s website at http://www.sec.gov. The Company will also post the final form of the Plan of Merger on its website at https://ir.brightscholar.com.

The Company will also inform each record holder that, if it wishes to exercise its dissent right, it must, among other requirements set out in the Schedule 13E-3 and the Companies Act (As Revised) of the Cayman Islands, give its written objection to the Company within seven days of the date on which a copy of the Plan of Merger is given to such holder in accordance with Sections 238(2) and (3) of the Companies Act (As Revised) of the Cayman Islands.

The Merger is currently expected to close in 2025 pursuant to the terms and conditions set forth in the Merger Agreement. If completed, the Merger will result in the Company becoming a privately held company, and its ADSs will no longer be listed on The New York Stock Exchange, and the Company’s ADS program will be terminated.

About Bright Scholar Education Holdings Limited

Bright Scholar is a premier global education service Group. The Company primarily provides quality international education to global students and equips them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education.

For more information, please visit: https://ir.brightscholar.com/.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “future,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Bright Scholar may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Bright Scholar’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the possibility that competing offers will be made; the possibility that financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, including the Schedule 13E-3 transaction statement filed by the Company; the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; its ability to provide efficient services and compete effectively; its ability to maintain and enhance the recognition and reputation of its brands; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor inquiries, please contact:

IR Contact:

Email: BEDU@thepiacentegroup.com
Phone: +86 (10) 6508-0677/ +1-212-481-2050

Media Contact:

Email: media@brightscholar.com